Exhibit 99.1

NASDAQ CONFIRMS TURBO ENERGY’S COMPLIANCE WITH MINIMUM STOCKHOLDERS’ EQUITY REQUIREMENT

Recognition follows approximately $5 million in strategic capital raises and continued execution of Turbo Energy’s global AI-driven energy infrastructure growth strategy

VALENCIA, Spain — (GLOBE NEWSWIRE) – JUNE 5, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today announced that it has received formal confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1).

The confirmation follows Nasdaq’s review of the Company’s Form 6-K filed on June 3, 2026, which reflected a significant strengthening of Turbo Energy’s financial position. Based on that filing, Nasdaq determined that the Company now satisfies the minimum stockholders’ equity requirement of $2.5 million for continued listing on The Nasdaq Capital Market.

The milestone reflects the successful execution of a series of strategic financial initiatives undertaken during 2026. Through a combination of a Registered Direct Offering (“RDO”) and issuances under its at-the-market (“ATM”) program, Turbo Energy raised approximately $5.0 million in aggregate gross proceeds, strengthening shareholders’ equity and reinforcing the Company’s balance sheet. Shareholders’ equity increased from approximately $1.88 million as of December 31, 2025, to approximately $6.48 million as reflected in the Company’s Form 6-K filed on June 3, positioning the Company above Nasdaq’s minimum stockholders’ equity requirement.

Nasdaq’s confirmation follows a period of substantial operational and strategic progress for Turbo Energy. During fiscal year 2025, the Company reported revenue growth of 107% year-over-year, while significantly improving operating performance and advancing its transformation into a technology integrator AI-driven energy infrastructure platform that integrates solar energy storage, software-defined energy management, and commercial and industrial (“C&I”) energy solutions.

Over the past eighteen months, Turbo Energy has expanded its international footprint through multiple strategic initiatives, including the deployment of large-scale industrial energy storage projects, expansion across Latin America, strategic technology partnerships, and the continued development of its proprietary AI-driven energy optimization platform.

“Nasdaq’s confirmation represents an important milestone for Turbo Energy and validates the actions we have taken to strengthen our financial position and support the next phase of our growth strategy. Over the last year, we have delivered substantial revenue growth, expanded internationally and continued evolving our business toward higher-value AI-driven energy infrastructure solutions. With a stronger balance sheet and increasing commercial momentum, we remain focused on executing our strategy and creating long-term value for shareholders,” said Mariano Soria, Chief Executive Officer of Turbo Energy.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations

Email: investors@turbo-e.com

Phone: +34 960 450 026